Exhibit 4.2

description of the registrant’s securities

registered pursuant to section 12 of the

securities exchange act of 1934

The following description sets forth certain material terms and provisions of the securities of Select Bancorp, Inc. (the “Company,” “we,” “us,” or “our”), that are registered under Section 12 of the Securities Exchange Act of 1934. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of our articles of incorporation, as amended, and our bylaws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our articles of incorporation, as amended, and our bylaws for additional information.

Description of Common Stock, $1.00 Par Value Per Share

General. Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock.

Voting Rights. Each share of our common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. Our shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of votes cast. In addition, if our board of directors consists of nine or more directors, the board members will be classified into three groups so that approximately one-third of the directors will be elected each year. One of the effects of these “staggered” director terms is that it makes it more difficult to affect a change in majority control of our board of directors.

Liquidation. In the event of any liquidation, dissolution, or winding up of our affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities and the liquidation preference of any then-outstanding preferred stock, all of our remaining assets available for distribution in cash or in kind.

Dividends. Subject to preferences to which holders of any shares of our preferred stock may be entitled, holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. Under North Carolina law, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. It is the current policy of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) that bank holding companies should pay cash dividends on capital stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

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Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our wholly owned subsidiary, Select Bank & Trust Company (“Select Bank”), may pay to us. North Carolina commercial banks, such as Select Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Also, an insured depository institution, such as Select Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in applicable law and regulations. The declaration and payment of future dividends to holders of our common stock will also depend upon our earnings and financial condition, the capital requirements of Select Bank, regulatory conditions, and other factors as our board of directors may deem relevant.

No Preemptive Rights, Conversion Rights, Redemption Rights, or Sinking Fund. Holders of our common stock do not have preemptive, conversion, or redemption rights; our common stock does not have any sinking fund provisions.

Restrictions on Ownership. The Bank Holding Company Act of 1956 (the “BHCA”) requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve before acquiring 5% or more of our voting common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

  Preferred Stock. Under our articles of incorporation, as amended, our board of directors, without further action by our shareholders, is authorized to issue shares of preferred stock in one or more series. Our board of directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The shares of preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of shares of our common stock.

Charter and Bylaw Provisions Having Potential Anti-Takeover Effects

The following paragraphs summarize certain provisions of our articles of incorporation and bylaws that may have the effect, or be used as a means, of delaying or preventing attempts to acquire or take control of the Company, or to remove or replace incumbent directors, that are not first approved by our board of directors, even if those proposed actions are favored by our shareholders. All references to our articles of incorporation reference such articles as amended to date.

Authorized Shares. Our board of directors is authorized to approve the issuance of shares of our common stock or preferred stock from time to time and, in the case of preferred stock, to create separate series of preferred stock within the class, and to determine the number of shares, designations, terms, relative rights, preferences and limitations of the preferred stock, or of shares within each series of preferred stock, at the time of issuance, all by its resolution. Those provisions give our board of directors considerable flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits, and grants of stock options. However, the board’s authority also could be used, consistent with the board’s fiduciary duty, to deter future attempts to gain control of the Company by issuing additional common stock, or by issuing a series of preferred stock, to persons friendly to management in order to attempt to block a tender offer, merger, or other transaction by which a third party seeks to gain control.

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Super-majority Vote Requirement for Certain Business Combinations. Our articles of incorporation require the affirmative vote of 66 2∕3% of the outstanding shares of all classes of our common stock entitled to vote to approve any agreement, plan, or arrangement providing for the merger, consolidation or exchange of our shares with any other corporation or the sale, lease, or exchange of all or substantially all of our assets, unless the proposed transaction is approved by the vote of at least a majority of the members of our board of directors who are unaffiliated with any other party to the proposed transaction. This provision could tend to make the acquisition of the Company more difficult to accomplish without the cooperation or favorable recommendation of our board of directors.

Other Constituency Considerations. When evaluating business combinations or transactions and determining what is in the best interests of the Company and our shareholders, our articles of incorporation provide that our board of directors (or any individual member) may, but is not required, to consider: (i) the social and economic effects of the transaction or the matter to be considered on the Company and its subsidiaries, its and their employees, depositors, customers, and creditors, and the communities in which the Company and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person(s) or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition, and other likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon the Company and its subsidiaries and the communities in which the Company and its subsidiaries operate or are located; (iii) the competence, experience, and integrity of the acquiring person(s) or entity and its or their management; and (iv) the prospects for successful conclusion of the business combination, offer or proposal.

Advance Notice of Director Nominations. Our bylaws provide that in order to be eligible for consideration at a meeting of shareholders, all nominations for election to the board of directors, other than those made by our nominating committee, must be in writing and submitted to our corporate secretary no later than September 30th of the year preceding the meeting of shareholders at which the nominee would stand for election and must be accompanied by the nominee’s written consent to serve, if elected, and a certification that the nominee has owned at least 1,000 shares of our common stock for the twelve months preceding the nomination and has business, economic, and residential ties to our market area. Only shareholders entitled to vote at the meeting at which directors are elected may make recommendations for nominations to our board of directors.

Special Meetings of Shareholders. Our bylaws provide that special meetings of our shareholders may be called only by or at the direction of (a) the chairman of our board of directors, (b) the president of the Company, or (c) the corporate secretary of the Company at the request of the board of directors of the Company.

Amendment of Bylaws. Subject to certain limitations under North Carolina law, our bylaws may be amended or repealed by either our board of directors or our shareholders. Therefore, our board of directors is authorized to amend or repeal bylaws without the approval of our shareholders. However, a bylaw adopted, amended or repealed by our shareholders may not be readopted, amended or repealed by the board alone unless our articles of incorporation or a bylaw adopted by our shareholders authorizes the board to adopt, amend or repeal that particular bylaw or the bylaws generally.

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